Filed pursuant to Rule 433

Registration Statement 333-163050

Relating to Preliminary Prospectus Supplement dated December 17, 2009

December 17, 2009

NOTICE OF COMMENCEMENT

BANCO NACIONAL DE PANAMÁ, acting not in its individual capacity but solely as trustee of FONDO FIDUCIARIO PARA EL DESARROLLO (a trust fund created under the laws of the Republic of Panama (the “Republic”))

auction of up to the maximum principal amount specified below of outstanding

6.700% U.S. Dollar-Denominated Amortizing

Global Bonds due 2036 (the “Bonds”)

of

THE REPUBLIC OF PANAMA

As previously announced, Banco Nacional de Panamá, acting not in its individual capacity but solely as trustee of Fondo Fiduciario para el Desarrollo, a trust fund created under the laws of the Republic (in such capacity, the “Seller”), plans to hold an auction today to sell up to the maximum principal amount of outstanding Bonds specified below. The auction will be managed by Citigroup Capital Markets Inc. (“Citi”), as the sole manager of the sales of the Bonds. In accordance with the previously announced procedures, the Seller is giving this notice of the commencement of the auction and the information required in order for investors to submit Indications of Interest in purchasing Bonds in the auction no later than the Deadline set forth below.

Deadline:	11:00 a.m., New York City time, today

Maximum Principal Amount:	$345,850,000

Price Range –

Minimum Price:	$103.25 per $100 principal amount of Bonds

Maximum Price:	$107.25 per $100 principal amount of Bonds

Price Increments:	$0.01 per $100 principal amount of Bonds

Bonds are being offered for sale only to clients of Citi.

Investors interested in purchasing Bonds in the auction must submit their Indications of Interest to their sales contact at Citi no later than the Deadline.

Indications of Interest, once submitted, will be irrevocable on and after the Deadline and may not be withdrawn thereafter.

Settlement is expect to occur on December 22, 2009.

None of the Seller, the Republic or Citi will be responsible for any failure of Indications of Interest to be submitted prior to the Deadline, whether as a result of error on the part of any person, transmission failures or otherwise, and the Seller will have no obligation to sell Bonds to any investor that has not validly submitted an Indication of Interest prior to the Deadline nor will the Seller have any obligation to sell Bonds to any investor who has properly submitted an Indication of Interest.

Reference is made to the Notice of Auction, dated December 16, 2009, from the Seller for a more complete summary of the terms and conditions of the auction and definitions of terms used in this Notice, as well as a more complete statement of the rights and limitations of liability of the Seller, the Republic and Citi.

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A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at http://sec.gov/Archives/edgar/data/76027/000119312509254171/d424b7.htm.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free Citigroup Capital Markets Inc. at 1-(877) 858-5407.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.